UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No 2)*

                            UNITED ENERGY CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    910900208
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_| Rule 13d-1(b)
                  |X| Rule 13d-1(c)
                  |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of Above Persons (entities only)

        Jack Silver

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
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(b)     |X|
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3. SEC Use Only

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4. Citizenship or Place of Organization

        United States citizen
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Number of           5. Sole Voting Power              3,126,057
Shares Bene-                                          --------------------------
Ficially
Owned by            6. Shared Voting Power            0
Each Reporting                                        --------------------------
Person With:
                    7. Sole Dispositive Power         3,126,057
                                                      --------------------------

                    8. Shared Dispositive Power       0
                                                      --------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

        3,126,057
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

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11. Percent of Class Represented by Amount in Row (9)

        9.9%
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12. Type of Reporting Person (See Instructions)

        IN
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Item 1.

         (a) Name of Issuer:

                  United Energy Corporation

         (b) Address of Issuer's Principal Executive Offices:

                  600 Meadowlands Parkway, #20
                  Secaucus, New Jersey 07094

Item 2.

         (a) Name of Person Filing:

                  Jack Silver

         (b) Address of Principal Business Office or, if none, Residence:

                  SIAR Capital LLC
                  660 Madison Avenue
                  New York, NY 10021

         (c) Citizenship:

                  United States

         (d) Title of Class of Securities:

                  Common Stock, par value $0.01 per share

         (e) CUSIP Number:

                  910900208

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)      |_| Broker or Dealer registered under Section 15 of the Act

(b)      |_| Bank as defined in section 3(a)(6) of the Act

(c)      |_| Insurance Company as defined in section 3(a)(19) of the Act

(d)      |_| Investment Company registered under section 8 of the Investment
             Company Act

(e)      |_| Investment Adviser registered under section 203 of the Investment
             Advisers Act of 1940

(f)      |_| Employee Benefit Plan or endowment Fund in accordance with Rule
             13d-1(b)(1)(ii)(F);

(g)      |_| Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)      |_| A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act;

(i)      |_| A church plan that is excluded from the definition of an
             investement company under section 3(c)(14) of the Investement Company Act of 1940;

(j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a) - (d)

         Jack Silver beneficially owns 3,126,057 shares of Common Stock of United Energy Corporation representing 9.9% of the outstanding Common Stock. Such shares of Common Stock beneficially owned by Mr. Silver include (i) 1,333,333 shares held Sherleigh Associates Profit Sharing Plan ("Sherleigh"), a trust of which Mr. Silver is the trustee, (ii) 133,300 shares of Common Stock held in trust for the benefit of Romy Silver, Mr. Silver's daughter, (iii) 133,200 shares of Common Stock held in trust for the benefit of Leigh Silver, Mr. Silver's son, (iv) 5,682,667 shares of Common Stock issuable to Sherleigh upon exercise of warrants, and (v) 24,000 shares of Common Stock issuable upon conversion of 210 shares of Series A Convertible Preferred Stock, but excludes shares of Common Stock underlying such warrants and preferred stock to the extent following the exercise or conversion thereof Mr. Silver would be deemed to beneficially own more than 9.9% of the total number of issued and outstanding Common Stock of the issuer. Pursuant to the terms of the warrants and the preferred stock, the warrants and the preferred stock cannot be exercised or converted to the extent following the exercise or conversion the holder or its affiliates would beneficially own more than 9.9% of the total number of issued and outstanding Common Stock of the issuer.

         Mr. Silver has the sole voting and dispositive power with respect to all 3,126,057 shares of Common Stock beneficially owned by him.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 12, 2007
                                            Date

                                            /s/ Jack Silver
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                                            Signature

                                            Jack Silver
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                                            Name/Title